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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

JONES SODA CO.

(Name of Issuer)
COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)
48023P106
(CUSIP Number)
December 31, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / /      Rule 13d-1(b)

    / /      Rule 13d-1(c)

    /x/      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      48023P106

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Peter Van Stolk

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /
Not applicable

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
Canada

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
1,744,894n1

		(6)	Shared Voting Power
0

		(7)	Sole Dispositive Power
1,744,894n1

		(8)	Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,744,894n1

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
9.04%

(12)	Type of Reporting Person (See Instructions)
IN

n1
Number of shares beneficially owned includes 1,744,894 fully-paid non-assessable shares and 200,000 warrant shares and 395,000 option shares currently exercisable or exercisable within 60 days of this filing.

SCHEDULE 13G

Item 1.

(a)	Name of Issuer: This Schedule 13G relates to Jones Soda Co., a Washington corporation (the "Company").
(b)	Address of Issuer's Principal Executive Offices: The Company's principal executive offices are located at 234 9th Avenue North, Seattle, WA 98109.

Item 2.

(a)	Name of Person Filing: This Schedule 13G relates to Peter Van Stolk.
(b)	Address of Principal Business Office or, if none, Residence: The business address of the reporting person is 234 9th Avenue North, Seattle, WA 98109.
(c)	Citizenship: Mr. Van Stolk is a Canadian citizen.
(d)	Title of Class of Securities: This Schedule 13G relates to the Company's common stock, no par value (the "Common Stock").
(e)	CUSIP Number: The CUSIP Number for the Company's Common Stock is 48023P106
ITEM 3.	If this statement is filed pursuant to §!240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	/ /	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
(f)	/ /	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
(h)	/ /	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	/ /	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,744,894n1
(b)	Percent of class: 5.96%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 1,744,894n1.
	(ii)	Shared power to vote or to direct the vote: -1-.
	(iii)	Sole power to dispose or to direct the disposition of: 1,149,894n1
	(iv)	Shared power to dispose or to direct the disposition of: -0-.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
Not applicable.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
Peter Van Stolk

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SCHEDULE 13G
SIGNATURE